Exhibit 2.2

                                  June 2, 1997

Mr. L. Steven Haynes
Southhampton Enterprises Corp.
Southhampton Enterprises, Inc.
9211 Diplomacy Row
Dallas, Texas 75247

Re:  Amendment to Stock Purchase Agreement dated April 21, 1997
(the "Agreement")

Dear Steven:

     As you know, in order to keep the transactions contemplated by the Agreement in place, it is necessary to amend the Escrow Agreement dated as of May 29, 1997 (the "Escrow Agreement") before the end of the day. Before we can complete the amendment to the Escrow Agreement, it is necessary for us to reduce certain new agreements to writing. While we understand that these agreements will also require formal amendments to the Stock Purchase Agreement, and certain other documents, nevertheless, we agree to the following additional terms and conditions. Except as otherwise stated herein, terms beginning with initial capital letters shall have the definitions ascribed to them in the Agreement.

     1. Documentation. The agreements contained in this letter will be covered by fully executed and binding amendments to existing documents or new documents, as appropriate, as soon as practicable, but in any event by the close of business in Phoenix, AZ, on Monday, June 9, 1997.

     2. Earnest Money. SEI, SEC and you agree and acknowledge that the $1 million deposited in Colonial Trust Company, as described in Section 6.6 of the Agreement, plus an additional $1 million, which will be deposited in the Escrow created by the Escrow Agreement on or before June 4, 1997, shall belong to the Shareholders regardless of whether the Closing occurs. If the Closing occurs on or before June 16, 1997, $1,000,000 of such funds shall be treated as Required Equity Funds, as described in the Escrow Agreement, $750,000 of such funds shall be credited toward the purchase price, and the remaining $250,000 belongs to the Shareholders as a non-refundable deposit. If the Closing fails to occur by June 16, 1997, that portion of such funds not already due to the Shareholders shall be paid to the Shareholders in consideration of their agreement, as evidenced by the Amended Escrow Agreement and this letter, to extend the Closing Date to June 16, 1997.

     3. Additional Payments and Actions. Whether or not the Closing occurs, SEI or SEC will on or before the dates indicated do all of the following:

     a. Promptly after the Closing, or by June 30, 1997 if no Closing occurs, pay an additional $50,000 toward the legal and accounting fees incurred by the Shareholders or Antigua in connection with the transactions contemplated by the Agreement, including any of such fees that have been paid previously.

     b. Beginning on the date of this letter, use its best and continuing efforts to collect for and on behalf of Antigua the $73,175 owed by Golf Sport International.

     c. On or before June 6, 1997, pay to Mr. Dooley as agent for the Shareholders, $3,000 for costs associated with the buyout of Sherrill Maxwell's stock options.

     d. If the Closing occurs, an additional amount shall be paid by SEC or SEI to Mr. Dooley on behalf of the Shareholders equal to 10% interest on $13.670 million, from June 2, 1997, until all of such $13.670 million has been paid to the Shareholders.

     e. If the Closing occurs, an additional amount shall be paid by SEC or SEI to Mr. Dooley on behalf of the Shareholders equal to the amount of interest that would have accrued on the Promissory Notes (attached to the Agreement as Exhbit 2.2(b) in the aggregate amount of $5,523,000), had such notes been in effect from June 2, 1997 to the Closing.

     4. Accelerated Bonus. Upon closing, an amount equal to the available portion of Antigua's existing credit line in excess of $1 million shall be paid immediately, in cash, to Mr. Dooley, which amount shall be credited to the bonus payable pursuant to his Consulting Agreement, as further described in the side letter agreement from Joseph Kirk and Stephen Haynes on behalf of SEC and SEI dated May 7, 1997.

     5. Acknowledgment of Responsibility. SEI, SEC and you acknowledge that SEI and SEC have the responsibility for obtaining VSE's consent for the transactions contemplated by the Agreement and that none of the delays relating to the Closing are the responsibility or fault of the Shareholders, or any of them, or Antigua, and that, instead, the Shareholders and Antigua have fully performed, as contemplated by the Agreement and the Escrow Agreement through the date of this letter.

     6. Guaranties. The Promissory Notes contemplated by Section 2.2 of the Agreement, plus the obligations in Article VI of the Agreement shall be guaranteed personally by you and by Mr. Louis Lloyd, using a form of guarantee acceptable to the Shareholders. Additionally, at the Closing and quarterly thereafter, until all guaranteed amounts have been paid in full, you and Mr. Lloyd will deliver to M. Dooley on behalf of the Shareholders, your and his financial statements in a form reasonably acceptable to Mr. Dooley.

         If this letter describes our new agreements accurately, please signify your consent and agreement in the spaces indicated and return a fully executed copy to me.

                                             Very truly yours,
                                             /s/ Thomas E. Dooley, Jr.
                                             Thomas E. Dooley, Jr.

Accepted and Agreed to:

/s/ L. Steven Haynes
L. Steven Haynes, acting
as CEO of SEI and SEC, and
individually.

/s/ Louis Lloyd
Louis Lloyd, acting as Chairman
of SEC, and individually.